EXHIBIT 99.4

Notice to LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
9 June 2026

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Ben Wyatt (a PDMR/KMP), acquired Rio Tinto Limited shares as follows:

Date Acquired	Number of Shares Acquired	Price Per Share AUD
9 June 2026	300	181.3700

LEI: 213800YOEO5OQ72G2R82

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary.

riotinto.com